Mail Stop 3561

January 19, 2007

Via U.S. Mail

Blair Law, President
Acting Scout, Inc.
PH1-989 Beatty Street
Vancouver, BC V6M 1V7
CANADA

Re: Acting Scout, Inc.
Amendment no. 1 to Registration Statement on Form SB-2
Filed December 22, 2006
File No. 333-137888

Dear Mr. Law,

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Summary of Prospectus, page 3

1. Please briefly clarify what you mean by revenues are generated from "direct registration fees." For instance, clarify who will pay these fees.

Dilution of the price you pay for your shares, page 19

2. We note your calculation of "net tangible book value" as of August 31, 2006 appears to include the intangible asset of "deferred costs" in the amount of $25,019. Please revise your dilution calculations to exclude this intangible asset.

Website Overview, page 28
View Interest Level, page 29

3. We note your response to prior comment 30. Please revise to describe what makes your view interest level feature distinctive. Is this feature not available on other similar websites?

Future Products, page 29

4. Please explain how the events page will work and what is meant by "local" activities. For instance, will this be grouped by city?

Competitive Overview, page 31

5. We note your responses to prior comments 22 and 23. Please revise to clearly state and discuss your competitive position in the industry. For instance, compare how many clients you have versus your competition.

Management's Discussion and Analysis, page 34
Overview, page 34

6. Please revise to state that it is your belief that you may begin generating revenues from the sale of your memberships in early 2007.

Liquidity and Capital Resources, page 36

7. We note your response to prior comment 31; however, in a manner similar to your disclosure on page 37 for your plan for spending $250,000, please revise to quantify how you will allocate the $160,000 you plan to spend.

8. Please clarify what you mean by your "senior equity securities."

Critical Accounting Policies, page 39

9. Expand the revenue recognition policy to disclose the length of individual memberships and clarify whether revenue will be recognized over the membership period. Provide similar disclosure in the notes to the financial statements.

August 31, 2006 Unaudited Interim Financial Statements
Statements of Cash Flows, page F-13

10. Please include a third column labeled "accumulated from April 25, 2006 (date of inception) to August 31, 2006," similar to that provided for on the statements of operations.

Mr. Blair Law
Acting Scout, Inc.
January 19, 2007
Page 3

Note 2. Summary of Significant Accounting Policies, page F-14

11. Please revise the alpha lettering system used in this footnote so that consecutive
lettering is provided. Also the lettering should begin with (a), rather than (n).
Finally, please ensure that the footnote references on the face of the financial
statements are accurate.

Other

12. Please continue to consider the financial statement updating requirements set forth
in Item 310(g) of Regulation S-B. In this regard, updated interim financial
statements and related financial information (such as Summary Financial
Information and MD&A) will be required in the next amendment, if the
Registration Statement has not been declared effective on or before January 12,
2007.

13. Amendments should contain currently dated accountants' consents. Manually
signed consents should be kept on file for five years. Reference is made to Rule
402 of Regulation C.

* * * * *

As appropriate, please amend the registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to expedite
our review. Please furnish a cover letter with your amendment that keys your responses to
our comments and provides any requested supplemental information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filings reviewed by the staff to be certain that they have provided all
information investors require for an informed decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

We will consider a written request for acceleration of the effective date of the
registration statement as a confirmation of the fact that those requesting acceleration are
aware of their respective responsibilities under the Securities Act of 1933 and the
Securities Exchange Act of 1934 as they relate to the proposed public offering of the
securities specified in the above registration statement. We will act on the request and,
pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Beverly Singleton at (202) 551-3328 or Margery Reich at (202) 551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact Rolaine Bancroft at (202) 551-3313 or me at (202) 551-3210 with any other questions.

Regards,

Susan Block
Attorney-Advisor

cc: Penny Green, Esq.
        Bacchus Law Group
        via facsimile: (604) 408-5177